EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

	Years Ended December 31
	2002	2001	2000	1999	1998
Fixed Charges:
Interest charges	$28,196	$21,446	$6,838	$6,632	$8,068
Interest portion of rent expense	89	56	15	30	22

Total fixed charges	$28,285	$21,502	$6,853	$6,662	$8,090

Earnings:
Earnings	$245	$1,870	$15,528	$7,782	$4,306
Interest charges	28,196	21,446	6,838	6,632	8,068
Interest portion of rent expense	89	56	15	30	22

Total earnings	$28,530	$23,372	$22,381	$14,444	$12,396

Ratio of earnings to fixed charges	1.0x	1.1x	3.3x	2.2x	1.5x